Exhibit 99.1



Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

__For immediate release__

Thomas G. Plaskett Elected to
Alcon, Inc. Board of Directors

HUNENBERG, Switzerland - May 20, 2003 - The shareholders of Alcon, Inc. (NYSE: ACL) today elected Thomas G. Plaskett to the company's Board of Directors at its shareholder meeting in Zug, Switzerland.

Mr. Plaskett has more than 26 years of senior management and senior policy level experience in both service and manufacturing businesses, serving as Chief Executive Officer of two major airline companies. He has significant senior level experience in both finance and marketing functions.

"We are delighted that Tom Plaskett has joined our Board of Directors," said Tim Sear, Alcon's Chairman, President and CEO. "His broad experience in finance and marketing will serve the board well as Alcon continues its mission of saving sight worldwide and enhancing shareholder value."

Mr. Plaskett has served as Managing Director of Fox Run Capital Associates, a private merchant banking and consulting firm, since 1991. He was Chairman, President and CEO of Pan Am Corporation from 1988 to 1991, and President and CEO of Continental Airlines from 1986-87. He held several senior management positions at American Airlines and AMR Corporation from 1974-86, including Senior Vice President of Marketing and Senior Vice President of Finance and Chief Financial Officer.

He is a member of the Board of Directors of RadioShack Corporation, Smart & Final, Inc., Novell Corporation and several privately-held companies. He is also a Trustee and former Chairman of the Board of Kettering University in Flint, Michigan.

Mr. Plaskett holds an MBA from the Harvard University Graduate School of Business Administration and a Bachelor of Industrial Engineering from Kettering University. He lives in Irving, Texas with his wife Linda.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our

forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other drugs already on the market or competitive drugs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com